Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

August 19, 2024

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

THE BANK OF NEW YORK MELLON, LONDON BRANCH – Added to Custody, Clear, or Settle section

BROKERCREDITSERVICE (CYPRUS) LIMITED – Added to Custody, Clear, or Settle section

Yieldbroker PTY Limited, changed to Tradeweb Australia PTY Ltd. – Name change in Execute or Trade section